# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: StealthGas Inc., CIK 0001328919
CUSIP: Y81669106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 02/23/2026
Filed by CIK 0001328920
Persons authorized to receive notices and communications: Harry N. Vafias, c/o StealthGas Inc., 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561, 011 30210 625 0001

## Reporting persons
- Flawless Management Inc. (CIK 0001328920): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 7,105,453; sole dispositive power 0; shared dispositive power 7,105,453; aggregate amount beneficially owned 7,105,453 (18.9% of the class)
- Arethusa Properties LTD (CIK 0002004014): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 586,020; sole dispositive power 0; shared dispositive power 586,020; aggregate amount beneficially owned 586,020 (1.6% of the class)
- Harry N. Vafias: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: other (OO); sole voting power 4,721,240; shared voting power 7,691,473; sole dispositive power 4,721,240; shared dispositive power 7,691,473; aggregate amount beneficially owned 12,412,713 (32.7% of the class)
  Comment: The number of shares beneficially owned by Harry N. Vafias with sole voting and dispositive power includes 745,000 restricted shares outstanding as of the date hereof, 390,000 shares issuable upon exercise of vested stock options, and 50,000 shares issuable upon exercise of stock options scheduled to vest within 60 days of the date hereof, and excludes 140,000 shares issuable upon exercise of unvested stock options scheduled to vest more than 60 days after the date hereof. Of these restricted shares, 125,000 vest on April 23, 2026, 150,000 vest on September 16, 2026, 90,000 vest on September 18, 2026, 145,000 vest on January 15, 2027, 90,000 vest on September 18, 2027, and 145,000 vest on January 15, 2028. Of these unvested stock options, 50,000 vest on September 16, 2026, 45,000 vest on January 15, 2027 and 45,000 vest on January 15, 2028. These restricted shares and unvested options remain subject to forfeiture if the time-based vesting conditions are not satisfied.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: StealthGas Inc.
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561
Comment:
This Amendment No. 9 to the Statement on Schedule 13D originally filed on February 5, 2018, as amended by Amendment No. 1 on March 27, 2020, Amendment No. 2 on June 1, 2021, Amendment No. 3 on May 31, 2023, Amendment No. 4 on November 3, 2023, Amendment No. 5 on December 8, 2023, Amendment No. 6 on September 19, 2024, Amendment No. 7 on December 26, 2024, and Amendment No. 8 on September 22, 2025 (the "Schedule 13D") relates to the common stock, par value $0.01 per share ("Common Stock"), of StealthGas Inc., a Marshall Islands corporation (the "Company"), and is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation ("Flawless"), Arethusa Properties LTD, a British Virgin Islands company ("Arethusa"), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the "Reporting Persons").

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 28, 2026, Mr. Vafias' father, Nikolaos Vafias, transferred 125,000 shares of Common Stock to Mr. Vafias without consideration.

This Amendment No. 9 also updates the number of shares of Common Stock beneficially owned by Mr. Vafias to include 290,000 shares of restricted common stock, 50% of which vest on January 15, 2027 and 50% of which vest on January 15, 2028, subject to satisfaction of time-based vesting, acquired as compensatory awards on January 15, 2026.

This Amendment No. 9 also updates the number of shares of Common Stock beneficially owned by Mr. Vafias to include the 145,000 shares of Common Stock acquirable pursuant to compensatory stock options at an exercise price of $6.43 per share which vested on December 8, 2025, and 50,000 shares of Common Stock acquirable pursuant to compensatory stock options at an exercise price of $6.01 per share, which will vest on April 23, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction: See the response to Item 3, which is incorporated by reference herein. None of the Reporting Persons has any plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 on the cover pages to this Amendment No. 9 for the aggregate number and percentage of the class of Common Stock owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.
Transactions in the class effected during the past sixty days: Other than as set forth in response to Item 3 above, no other transactions in the Company's Common Stock by the Reporting Persons were effected in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1: Joint Filing Agreement, dated February 25, 2026, among Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias.

## Signatures
- Flawless Management Inc.: /s/ Harry N. Vafias, Harry N. Vafias/President (02/25/2026)
- Arethusa Properties LTD: /s/ Harry N. Vafias, Harry N. Vafias/President (02/25/2026)
- Harry N. Vafias: /s/ Harry N. Vafias, Harry N. Vafias (02/25/2026)